ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum	Direct Dial: 202-239-3346	E-mail: david.baum@alston.com

March 21, 2012

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn: John Grzeskiewicz

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 29 to the Trust’s Registration Statement on Form N-1A, filed on January 4, 2012

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission’s (the “Commission”) via telephone on February 16, 2012, relating to Post-Effective Amendment No. 29 to the Trust’s Registration Statement on Form N-1A filed on January 4, 2012 regarding the Sustainable Opportunities Fund, a new series of the Trust. A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Summary Section - Fees and Expenses of the Fund

Comment #1

If the fee waiver is not greater than zero, it does not need to be included in the Fees and Expenses table. Please disclose the fee waiver in the statutory prospectus, and explain why the expense cap is 0.80%, but the Total Operating Expenses After Fee Waiver/Expenses Reimbursement equals 0.95%.

Response #1

The fee waiver line item has been removed from the Fees and Expenses table in response to your comment, and is now described in the statutory prospectus as follows:

Fund Expenses. The Fund is responsible for its own operating expenses. Pursuant to an operating expense limitation agreement between the Advisor and the Fund (the “Operating Expenses Limitation Agreement”), the Advisor has agreed to reduce its management fees and/or pay expenses of the Fund to ensure that the total amount of Fund operating expenses (excluding front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs, taxes and extraordinary expenses) do not exceed 0.80% of the Fund’s average net assets for Class I shares through March 31, 2013, subject thereafter to annual re-approval of the agreement by the Board of Trustees. Acquired Fund Fees and Expenses (which are excluded for purposes of the Operating Expense Limitation Agreement) are expected to equal 0.45%. As a result, even though the Fund’s total operating expenses (including Acquired Fund Fees and Expenses) are expected to equal 0.95%, the Operating Expense Limitation Agreement will not be triggered at this time.

Summary Section - Principal Investment Strategies

Comment #2

Please describe any maturity or quality criteria for fixed income investments by the Fund.

Response #2

The Fund does not invest directly in fixed income securities. Rather, the Fund will invest in Underlying Funds (as defined below) that invest in fixed income securities, primarily those Underlying Funds that invest in intermediate term bonds. Additionally, the Fund may invest between 0% and 10% of its assets in Underlying Funds that invest primarily in high yield bonds. Please see the revised disclosure, which is included on page 7 of the prospectus under the heading “Investment Strategies, Related Risks and Disclosure of Portfolio Holdings—Principal Investment Strategies”:

The Fund is a fund of funds, and the core holdings will include exposure to equity markets (including U.S. large cap equity, U.S. mid cap equity, and U.S. small cap equity, along with foreign securities in both developed and emerging markets), and fixed income. The core holdings will consist of institutional share classes of actively managed mutual funds, exchange-traded funds (ETFs) and index funds (“Underlying Funds”). Milliman selects actively managed mutual funds to maximize the potential for the portfolio to outperform index benchmarks, subject to risk constraints. Also, actively managed mutual funds are selected based on compatibility with the Milliman Protection StrategyTM. Certain Underlying Funds in which the Fund invests may enter into swap agreements, although the Fund itself does not intend to enter into swap agreements directly.

For the Fund’s fixed income exposure, the Fund will invest in Underlying Funds that invest in fixed income securities, primarily those that invest in intermediate term bonds. Additionally, the Fund may invest between 0% and 10% of its assets in Underlying Funds that invest primarily in high yield bonds, which are also referred to as “junk bonds.” These percentages may change in the future to reflect possible changes in the interest rate environment.

Comment #3

Please include a statement that there is no assurance that the Fund will meet its investment objective.

Response #3

The following sentence has been added to the prospectus in response to your comment:

“There is no assurance that the Fund will meet its investment objective.”

Comment #4

Please explain how this strategy justifies use of “Sustainable Opportunities” in the name of the Fund.

Response #4

The Fund uses the name “Sustainable Opportunities” in order to emphasize its investment objective of long-term capital appreciation and current income, consistent with capital preservation. Integral to this strategy is the Milliman Protection StrategyTM, which attempts to stabilize the volatility of the Fund around a target level of 10%, and to reduce the downside exposure of the Fund during periods of significant and sustained market declines. The volatility management process is designed to keep the risk level of the Fund from increasing significantly during periods of market turbulence.  An additional goal of the volatility management process is to earn additional returns based on the tendency of market volatility to decrease during extended periods of favorable market returns.  The Fund’s strategy attempts to retain value even in very volatile market conditions.

Comment #5

The prospectus currently states that “[u]nder normal market conditions, the Advisor generally expects to invest the Fund’s core holdings within the following ranges: between 15-40% in U.S. large cap equity; between 5-12% in U.S. mid cap equity; between 5-12% in U.S. small cap equity; between 10-50% in international developed markets; between 5-15% in international emerging markets; between 20-40% in U.S. bonds; and between 2-10% in international bonds.”  Please disclose the extent to which the Fund may invest in below investment grade bonds. A risk factor describing high-yield debt securities is currently included in the prospectus, so please confirm that the risk factor is in line with the Principal Investment Strategies disclosure.

Response #5

The Fund expects to invest between 0% and 10% in Underlying Funds that invest primarily in high yield bonds, which are also referred to as “junk bonds.” Please see Response #2 above. Accordingly, we feel that it is appropriate to include a risk factor describing high-yield debt securities in the prospectus.

Summary Section - Principal Risks

Comment #6

The prospectus currently describes “Swap Agreement Risk.” Please explain how that is part of the Fund’s strategy.

Response #6

Although the Fund does not expect to enter into swap agreements, certain of the Underlying Funds in which the Fund invests may enter into swap agreements. The Advisor does not expect risks associated with swap agreements to be significant in any of the Underlying Funds, and if such risk increases significantly, the Advisor may replace the Underlying Fund with another.  While the Advisor does not anticipate this causing a noticeable impact on the Fund’s strategy, we feel that it is appropriate to describe this risk. Please see Response #2 above.

Comment #7

The prospectus currently describes “High Portfolio Turnover Risk.”  Is high portfolio turnover consistent with the Fund’s objective?

Response #7

In certain market conditions, portfolio turnover may increase as a direct result of the Fund’s strategy. Accordingly, we believe that it is appropriate to describe this risk in the prospectus.

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

Principal Investment Strategies

Comment #8

Please ensure that the description of Principal Investment Strategies included in the summary is a summary, and that the description included in the statutory prospectus is more detailed.

Response #8

The Principal Investment Strategies descriptions included in the summary and the statutory prospectus have been revised in response to your comment. Please see the revised disclosure from the summary below:

Principal Investment Strategies. In order to accomplish the Fund’s objective, the Fund will provide exposure to a diversified portfolio of core holdings, futures contracts and cash with the dual goals of generating long-term capital appreciation and current income, while strategically managing portfolio volatility and downside risk.

The Fund is a fund of funds, and the core holdings will include exposure to equity markets (including U.S. large cap equity, U.S. mid cap equity, and U.S. small cap equity, along with foreign securities in both developed and emerging markets), and fixed income. The core holdings will consist of institutional share classes of actively managed mutual funds, exchange-traded funds (ETFs) and index funds (“Underlying Funds”). Milliman selects actively managed mutual funds to maximize the potential for the portfolio to outperform index benchmarks, subject to risk constraints. Also, actively managed mutual funds are selected based on compatibility with the Milliman Protection StrategyTM.

The goal of the Milliman Protection StrategyTM is to stabilize the volatility of the Fund around a target level of 10%, and to reduce the downside exposure of the Fund during periods of significant and sustained market declines. The volatility management process is designed to keep the risk level of the Fund from increasing significantly during periods of market turbulence. An additional goal of the volatility management process is to earn additional returns based on the tendency of market volatility to decrease during extended periods of favorable market returns. There is no assurance that the Fund will meet its investment objective.

Exchange-traded futures contracts will be used to implement the Milliman Protection StrategyTM within the Fund. Futures contracts on major equity indices, U.S. Treasury bonds, and currencies are used. These instruments have been selected based on their high levels of liquidity and the security provided by major exchanges as the counterparty in a hedging transaction. Futures contracts are only used to reduce risk relative to a long-equity portfolio.

The core holdings will correspond to an asset allocation model that would typically be described as “balanced-appreciation.”

Below please find the revised disclosure from the statutory prospectus:

Principal Investment Strategies. In order to accomplish the Fund’s objectives, the Fund will provide exposure to a diversified portfolio of core holdings, futures contracts and cash with the dual goals of generating long-term capital appreciation and current income, while strategically managing portfolio volatility and downside risk.

The Fund is a fund of funds, and the core holdings will include exposure to equity markets (including U.S. large cap equity, U.S. mid cap equity, and U.S. small cap equity, along with foreign securities in both developed and emerging markets), and fixed income. The core holdings will consist of institutional share classes of actively managed mutual funds, exchange-traded funds (ETFs) and index funds (“Underlying Funds”). Milliman selects actively managed mutual funds to maximize the potential for the portfolio to outperform index benchmarks, subject to risk constraints. Also, actively managed mutual funds are selected based on compatibility with the Milliman Protection StrategyTM. Certain Underlying Funds in which the Fund invests may enter into swap agreements, although the Fund itself does not intend to enter into swap agreements directly.

For the Fund’s fixed income exposure, the Fund will invest in Underlying Funds that invest in fixed income securities, primarily those that invest in intermediate term bonds Additionally, the Fund may invest between 0% and 10% of its assets in Underlying Funds that invest primarily in high yield bonds, which are also referred to as “junk bonds.” These percentages may change in the future to reflect possible changes in the interest rate environment.

The goal of the Milliman Protection StrategyTM is to stabilize the volatility of the Fund around a target level of 10%, and to reduce the downside exposure of the Fund during periods of significant and sustained market declines. The volatility management process is designed to keep the risk level of the fund from increasing significantly during periods of market turbulence. An additional goal of the volatility management process is to earn additional returns based on the tendency of market volatility to decrease during extended periods of favorable market returns. In an attempt to reduce losses during periods of significant and sustained market declines, the Milliman Protection StrategyTM uses a futures-based risk management process based on strategies commonly used by major financial institutions. This strategy adjusts futures positions on a daily basis, subject to market-based thresholds, in an effort to preserve the capital of the fund on a rolling five-year basis. In a severely declining market, futures gains may be harvested and re-invested in growth assets in an effort to maximize long-term returns. There is no assurance that the Fund will meet its investment objective.

Exchange-traded futures contracts will be used to implement the Milliman Protection StrategyTM within the Fund. Futures contracts on major equity indices, U.S. Treasury bonds, and currencies are used. These instruments have been selected based on their high levels of liquidity and the security provided by major exchanges as the counterparty in a hedging transaction. Futures contracts are only used to reduce risk relative to a long-equity portfolio.

The core holdings will correspond to an asset allocation model that would typically be described as “balanced-appreciation.”  Given the risk reducing effect of the Milliman Protection StrategyTM, the aggregate Fund would be characterized as a “balanced” fund.

Under normal market conditions, the Advisor generally expects to invest the Fund’s core holdings within the following ranges: between 15-40% in U.S. large cap equity; between 5-12% in U.S. mid cap equity; between 5-12% in U.S. small cap equity; between 10-50% in international developed markets; between 5-15% in international emerging markets; between 20-40% in U.S. bonds; and between 2-10% in international bonds. The Advisor may invest outside of these ranges in its sole discretion in response to market conditions or to take advantage of investment opportunities.

Management of the Fund

The Advisor

Comment #9

Please make sure that this disclosure is clear and explains why there is a 0.80% expense cap, but the Fund’s operating expenses are equal to 0.95%. Also, please confirm that the term of the Operating Expense Limitation Agreement is more than one year from the date of the prospectus.

Response #9

Please see Response #1, which explains the Operating Expense Limitation Agreement and states that the expiration date of the Operating Expense Limitation Agreement is March 31, 2013.

Shareholder Information

Class I Shares

Comment #10

The prospectus states that “[t]he Trust has adopted a single class plan that allows the Fund to offer one class of shares.” This language seems to imply that you will not be offering any other share classes in the foreseeable future. If that is true, then this disclosure is acceptable, but please confirm.

Response #10

The Shareholder Information disclosure has been revised in response to your comment. That section now states the following:

Description of Class I shares. The Fund has registered one class of shares –Class I shares, although the Fund may register and offer additional classes of shares in the future. Class I shares are sold at NAV without an initial sales charge. This means that 100% of your initial investment is placed into shares of the Fund.

Tools to Combat Frequent Transactions

Comment #11

The prospectus currently states that the fund may reject or limit specific purchase requests. Please explain this in greater detail. Please describe the grounds for such rejection, or provide examples of instances in which purchase requests will be rejected or limited.

Response #11

There are no set criteria that the Advisor must follow in making a determination to reject or limit specific purchase requests. Rather, the Advisor will be responsible for monitoring and evaluating the account activity of its shareholders and making a determination as to whether there may be abusive short term trading and to determine an appropriate response. The Advisor believes that specific, set criteria can be worked around by those who want to game the system. Because there are no set criteria for determining abusive trading (e.g., that X number of round-trips in Y days equals abusive short-term trading), and because the Advisor must consider the totality of the circumstances in making a decision to reject or limit specific purchase requests, we are unable to provide specific examples of instances in which the Advisor would make a decision to reject or limit a purchase request. See response to Comment #13 below.

Comment #12

Currently the third and fifth bullet points under the heading “Tools to Combat Frequent Transactions” seem to be repetitive. Please revise.

Response #12

The fifth bullet point has been deleted in its entirety in response to your comment.

Comment #13

The prospectus refers to the Fund’s Market Timing Trading Policy. Please describe the Market Timing Trading Policy and explain where a shareholder could find a copy of such policy.

Response #13

The Fund’s market timing policy is included in the Trust’s Compliance Manual. This actual policy is not currently available to investors in the Fund. The policy generally provides that the Fund will monitor account transaction activity in an attempt to detect market timing activity, and the Advisor will then determine if the transactions are excessive or suspicious and will instruct the Transfer Agent/Administrator to take action accordingly.

Statement of Additional Information

The Trust

 Comment #14

The statement of additional information currently states that “[i]n the future, the Fund may offer additional classes of shares.” The language in the prospectus, however, seems to indicate that additional share classes will not be offered in the future. Please address this conflict.

Response #14

The language in the prospectus has been revised in response to your comment, and now makes it clear that the Fund may register and offer additional classes of shares in the future. Please see Response #10.

Administration Service Providers

Administrators

Comment #15

Please define the term “GFS” in this section.

Response #15

The first sentence of this section has been revised in response to your comment, and now states “Gemini Fund Services, LLC “GFS” acts as Administrator to the Fund pursuant to a written agreement with the Advisor, on behalf of the Fund.”

Appendix A – Milliman Financial Risk Management LLC Proxy Voting Policy

Comment #16

The proxy voting policy currently included as Appendix A to the statement of additional information needs to be more detailed, or should include a reference to indicate to shareholders where they could obtain the full proxy voting policy.

Response #16

The full proxy voting policy may be obtained by contacting the Adviser. Please see the disclosure below, which has been added to Appendix A to the statement of additional information:

Shareholders may obtain the full proxy voting policy by contacting the Adviser at 312.726.0677.

 The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting  pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum